EXHIBIT 4.1.2

BRIAZZ, INC.

AMENDMENT TO THE 1996 AMENDED
STOCK OPTION PLAN

        This amendment to the 1996 Amended Stock Option Plan (the “1996 Plan”) of BRIAZZ, INC. (the “Company”) is effective as of the date set forth below:

RECITALS

WHEREAS, the Board of Directors of the Company has approved, and recommended to the shareholders that they approve, the amendment of the 1996 Plan to increase the number of shares of Common Stock that may be subject to options granted under the 1996 Plan by 165,000 shares of Common Stock; and

WHEREAS, the shareholders of the Company have approved the amendment of the 1996 Plan as contemplated above.

AMENDMENT

Now, therefore, Section 4 of the 1996 Plan is hereby amended and restated in its entirety to read:

“4. STOCK.

The Plan Administrator is authorized to grant Options to acquire up to a total of one million one hundred and sixty-five thousand (1,165,000) shares of the Company’s authorized but unissued, or reacquired, Common Stock, after giving effect to the 6:1 reverse stock split approved by the shareholders on April 2, 2001. The number of shares with respect to which Options may be granted hereunder is subject to adjustment as set forth in Section 5(m) hereof. In the event that any outstanding Option expires or is terminated for any reason, the shares of Common Stock allocable to the unexercised portion of such Option may again be subject to an Option to the same Optionee or to a different person eligible under Section 3 of this Plan.”

Dated: June 5, 2002